Confidential treatment requested By Costco Wholesale Corporation

Portions of this document have been omitted pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 and have been marked with asterisks to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

March 21, 2014

BY EDGAR

James Allegretto

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corporation – Form 10-K for the Fiscal Year Ended September 1, 2013, filed October 16, 2013 – File No. 0-20355

Dear Mr. Allegretto:

In response to your letter of March 10th (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter. For the purpose of business confidentiality, the submission is accompanied by the Costco Wholesale Corporation’s request for confidential treatment of selected portions of this letter pursuant to Rule 83, under the Freedom of Information Act, 17 C.F.R. § 200.83.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1.	We have read your response to comment 1 of our letter dated February 18, 2014, and your disclosure on page 21 where you state, “Executive Membership 2% reward program negatively impacted gross margin by two basis points, due to increased spending by Executive Members.” Please show us how you calculated the two basis point margin effect related to the increased spending by the Executive Members. In this regard, we note on page 46 that the incremental net reduction in sales for fiscal 2013 was $70 million. Please show us how such amount is utilized in the calculation of the basis effect on gross margin.

Response:

We calculate the basis point impact of our Executive Membership 2% reward program (reward program) as the difference between the ratio of the margin reduction for this program as a percentage of current year net sales compared to that same ratio in the prior year. This impact is calculated using actual results prior to rounding as follows:

(Amounts in 000’s)	2013	2012
Net sales	$102,870,054	$97,062,087
Executive membership 2% reward impact on margin	970,425	899,858
Ratio of reward program margin impact to net sales	.943%	.927%
Difference in ratio year-over-year	.016%
Rounded basis point impact of reward program on gross margin as a percentage of net sales	2	basis points

James Allegretto, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

March 21, 2014

Selling, General and Administrative Expenses, page 22

2.	We have read your response to comment 3 of our letter dated February 18, 2014. Tell us and disclose the amounts recognized in the consolidated statements of income for the Co-Branded Agreement with Amex. Refer to ASC 605-50-50-1. If not material, please quantify. For our understanding, please also explain the nature and calculation of the rebates and other pay-for performance incentives you receive from Amex. As previously requested, please explain to us in detail your arrangement with American Express as it relates to the merchant discount fee structure.

Response:

Under our Card Acceptance agreement with American Express (AMEX), we pay an [*]. Under our Co-Branded Card Program, AMEX remits to Costco a rebate [*]. [*]1. [*] These amounts are recorded as bank fees within Selling, General and Administrative expense (SG&A).

Under our Co-Branded Card Program, which inaugurated in 2004, we receive [*]. We account for these amounts following the guidance in ASC Subtopic 605-50, Revenue – Customer Payments and Incentives. [*]:

Items recorded in SG&A:

•	[*] – [*]. [*].

•	[*] – [*]. [*].

We disclosed in our 2013 Form 10-K, in our Selling, General and Administrative Expenses policy, contained in Item 8, Financial Statements and Supplementary Data – Note 1 – Summary of Significant Accounting Policies, that bank charges are included in SG&A, as are many other items. We do not disclose the absolute amounts of the various sub-components of SG&A, many of which are far larger than the AMEX charges [*], such as salaries, benefits, and workers’ compensation costs for warehouse employees. We do not believe those absolute amounts are material to shareholders. We do, however, call out in MD&A changes, to the basis point, period over period in SG&A, with disclosure as to the sub-items that are the primary drivers of those changes.

[1]	We have arrangements with American Express in certain countries outside of the U.S. and Canada, but the amounts related to those arrangements are inconsequential as compared to the amounts discussed above.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions

James Allegretto, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

March 21, 2014

Items Recorded in Net Sales:

•	[*] – [*]. [*]. [*]. [*]. [*].

•	[*] – [*]. [*]. [*].

•	[*] – [*]. [*].

These amounts reported within net sales, separately and in the aggregate, are clearly inconsequential on a standalone basis and as a component of net sales.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti
Richard A. Galanti Executive Vice President and Chief Financial Officer

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions

3